Frequently Asked Questions
Video Based Responses

1. What value do you add and what is your positioning?

VALUE AND POSITIONING - YouTube

2. Why did you choose the name Jaca™ and how did you arrive at your choice for Packaging?

NAME CHOICE & PACKAGING - YouTube

3. What are the specific attributes of this rare sugar? How is it actually good for you?

QUALITIES & HEALTH BENEFITS - YouTube

4. Where do the large-scale Food & Beverage companies stand? What if they decide to jump in?

FOOD & BEVERAGE COMPANIES BIG MISS - YouTube

5. AGAIN, we ask, what if the big F&B companies decide to enter the market? Will they buy their way in?

LARGE SCALE COMPANY PATTERNS - YouTube

6. What is the (potentially*) *patentable* process you have created to help the impoverished within the inner cities?

"SWEET SPOT" VOUCHER SYSTEM - YouTube

7. Who are your Celebrity owners? What are the structures of those relationships?

CELEBRITY OWNERSHIP - YouTube

8. What are your financial projections?

FINANCIAL PROJECTIONS - YouTube

9. What are the possible payouts to me? Wasn't Swerve Sweetener just acquired? What does that mean?

POSSIBLE PAYOUTS - YouTube

10. What is your timeline to launch?

TIMELINE TO LAUNCH - YouTube

11. What size are these markets that you're entering?

MARKET SIZE & DYNAMICS - YouTube

12. Tell me about any current competitors. Have these findings been verified and validated?

COMPETITIVE LANDSCAPE & VERIFICATION - YouTube

13. Do you manufacture Jaca? If not, where does this fit within your strategic plans?

SUPPLY & MANUFACTURING - YouTube

14. Tell me about your Team and your Advisors.

TEAM & ADVISORS - YouTube